Exhibit 11.1

Statements of Computation of Basic and Diluted Net Loss Per Share
(dollars in thousands, except per share amounts)
(unaudited)

	Three Months Ended
	March 31,
	2005	2004

Loss applicable to common stockholders	$(3,502)	$(11,005)

Basic and diluted:

Weighted average shares of common stock
outstanding	233,620,150	136,459,553

Weighted average shares used in computing basic and diluted net loss per share	233,620,150	136,459,553

Basic and diluted net loss per share	$(0.01)	$(0.08)

THIS EXHIBIT CONTAINS SUMMARY FINANCIAL INFORMATION EXTRACTED FROM DSL.NET, INC.'S QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2005 AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SUCH REPORT.